HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2026 and 2025

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the three and nine months ended September 30, 2026, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2025. The Consolidated Financial Statements have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./ Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the U.S. This MD&A provides information as at and for the three and nine months ended September 30, 2026, based on information available to management as of November 9, 2026.
Included in this MD&A are certain specified financial measures and financial ratios that are not recognized by U.S. GAAP but that are used by management to evaluate the performance of the Company and its businesses. Since these specified financial measures and financial ratios may not have a standardized meaning within U.S. GAAP, results may not be comparable to similar financial measures and financial ratios presented by other entities. These measures and ratios should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under U.S. GAAP. See "Non-GAAP Financial Measures" for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable U.S. GAAP measure.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2026	2025	Change	2026	2025	Change
Revenues	2,491	2,299	8.4%	7,441	6,773	9.9%
Purchased power	1,204	1,080	11.5%	3,699	3,199	15.6%
Revenues, net of purchased power[1]	1,287	1,219	5.6%	3,742	3,574	4.7%
Operation, maintenance and administration (OM&A) costs	325	296	9.8%	985	948	3.9%
Depreciation, amortization and asset removal costs	301	272	10.7%	854	824	3.6%
Financing charges	188	172	9.3%	545	504	8.1%
Income tax expense	60	60	—%	170	189	(10.1%)
Net income attributable to common shareholders of Hydro One	413	421	(1.9%)	1,174	1,106	6.1%

Basic earnings per common share (EPS)	$0.69	$0.70	(1.4%)	$1.96	$1.84	6.5%
Diluted EPS	$0.68	$0.70	(2.9%)	$1.95	$1.84	6.0%

Net cash from operating activities	892	713	25.1%	1,972	1,828	7.9%
Funds from operations (FFO)[1]	663	678	(2.2%)	2,074	1,978	4.9%
Annualized FFO to Net Debt[1]	13.9%	13.6%	0.3%	13.9%	13.6%	0.3%

Capital investments	1,084	779	39.2%	2,611	2,427	7.6%
Assets placed in-service	658	577	14.0%	1,786	1,591	12.3%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	23,734	23,080	2.8%	22,005	21,699	1.4%
Distribution: Electricity distributed to Hydro One customers (GWh)	8,136	7,937	2.5%	25,371	24,492	3.6%

As at	September 30, 2026	December 31, 2025
Net Debt to capitalization ratio[1]	59.7%	59.5%
1     See section “Non-GAAP Financial Measures”.
OVERVIEW
The Company's transmission business consists of the electricity transmission system operated by subsidiaries of Hydro One Inc. (a wholly-owned subsidiary of the Company), which include Hydro One Networks Inc. (Hydro One Networks), Hydro One Sault Ste. Marie LP (HOSSM), an approximate 66% interest in B2M Limited Partnership (B2M LP), an approximate 55% interest in Niagara Reinforcement Limited Partnership (NRLP), and an approximate 50% interest in Chatham x Lakeshore Limited Partnership (CLLP). The Transmission segment also includes Hydro One Networks’ approximate 40% (2025 - 48%) minority interest in the East-West Tie Limited Partnership (EWT LP) (see section “Other Developments - EWT LP”).
Hydro One’s distribution business consists of the electricity distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).

1

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
The other segment consists primarily of Hydro One's subsidiary, Acronym Solutions Inc. (Acronym), which provides telecommunications support for the Company’s transmission and distribution businesses, as well as a comprehensive suite of Information Communication Technology solutions. The other segment also includes Aux Energy Inc., a wholly-owned subsidiary that provides energy solutions to commercial and industrial clients, and Ontario Charging Network LP (OCN LP), a wholly-owned subsidiary that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand and provides certain energy solutions to commercial and industrial clients, as well as certain corporate activities, and is not rate-regulated.
For the nine months ended September 30, 2026 and 2025, Hydro One's segments accounted for the Company's total revenues, as follows:

Nine months ended September 30	2026	2025
Transmission	28%	28%
Distribution	71%	71%
Other	1%	1%
When adjusted for the recovery of purchased power costs, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power,1 for the nine months ended September 30, 2026 and 2025 as follows:

Nine months ended September 30	2026	2025
Transmission	55%	54%
Distribution	44%	45%
Other	1%	1%
As at September 30, 2026 and December 31, 2025, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	September 30, 2026	December 31, 2025
Transmission	60%	60%
Distribution	39%	38%
Other	1%	2%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders of Hydro One for the quarter ended September 30, 2026 of $413 million is a decrease of $8 million, or 1.9%, compared to the same period in 2025. Significant influences on the change in net income attributable to the common shareholders include:
•higher OM&A primarily resulting from higher work program expenditures, including station maintenance and vegetation management expenditures;
•higher depreciation, amortization and asset removal costs primarily due to higher asset removal costs mainly resulting from a higher volume of storm restoration activities, and higher depreciation due to growth in capital assets; and
•higher financing charges primarily due to an increase in outstanding long-term debt, partially offset by a lower average volume of short-term notes outstanding; partially offset by
•higher revenues, net of purchased power,1 primarily resulting from an increase in transmission and distribution revenues due to Ontario Energy Board (OEB)-approved 2026 rates, and higher average monthly peak demand.
Net income attributable to common shareholders of Hydro One for the nine months ended September 30, 2026 of $1,174 million is $68 million, or 6.1%, higher than the same period in 2025. Significant influences on the change in net income attributable to the common shareholders include:
•higher revenues, net of purchased power,1 primarily resulting from an increase in transmission and distribution revenues due to OEB-approved 2026 rates, and higher average monthly peak demand; partially offset by
•higher financing charges primarily due to an increase in outstanding long-term debt, partially offset by a lower average volume of short-term notes outstanding;
•higher OM&A primarily resulting from higher work program expenditures, including station maintenance and higher vegetation management expenditures, as well as higher asset write-offs, and higher corporate support costs;
•higher income tax expense, when adjusted for net income neutral items, resulting from higher pre-tax earnings; and
•higher depreciation, amortization and asset removal costs primarily due to higher depreciation due to growth in capital assets, partially offset by lower asset removal costs mainly resulting from lower volume of storm restoration activities compared to the prior year.
1 See section “Non-GAAP Financial Measures”.

2

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
EPS
EPS was $0.69 and $1.96 for the three and nine months ended September 30, 2026, respectively, compared to EPS of $0.70 and $1.84 in the same periods of 2025. The decrease in EPS for the three-month period was primarily due to lower earnings, while the increase in EPS for the nine-month period was primarily driven by higher earnings year-over-year, as discussed above.
Revenues

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2026	2025	Change	2026	2025	Change
Transmission	732	680	7.6%	2,063	1,938	6.4%
Distribution	1,742	1,605	8.5%	5,331	4,800	11.1%
Other	17	14	21.4%	47	35	34.3%
Total revenues	2,491	2,299	8.4%	7,441	6,773	9.9%

Transmission	732	680	7.6%	2,063	1,938	6.4%
Distribution revenues, net of purchased power[1]	538	525	2.5%	1,632	1,601	1.9%
Other	17	14	21.4%	47	35	34.3%
Total revenues, net of purchased power[1]	1,287	1,219	5.6%	3,742	3,574	4.7%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	23,734	23,080	2.8%	22,005	21,699	1.4%
Distribution: Electricity distributed to Hydro One customers (GWh)	8,136	7,937	2.5%	25,371	24,492	3.6%
1 See section “Non-GAAP Financial Measures”.

Transmission Revenues
Transmission revenues increased by 7.6% compared to the quarter ended September 30, 2025, primarily due to:
•higher revenues resulting from OEB-approved 2026 rates; and
•higher average monthly peak demand; partially offset by
•net income neutral items, mainly attributable to lower revenues associated with a regulatory tax adjustment related to re-introduction of accelerated capital cost allowance, which is offset in income tax expense.
Transmission revenues increased by 6.4% compared to the nine months ended September 30, 2025, primarily due to similar factors noted above.
Distribution Revenues
Distribution revenues increased by 8.5% compared to the quarter ended September 30, 2025, primarily due to:
•higher purchased power costs, which are fully recovered from ratepayers and thus net income neutral; and
•higher revenues resulting from OEB-approved 2026 rates; partially offset by
•net income neutral items, mainly related to lower revenues from the OEB-approved recovery of regulatory assets in the prior period, which are offset in OM&A and income tax expense, lower revenues associated with a regulatory tax adjustment related to re-introduction of accelerated capital cost allowance, which is offset in income tax expense, and the recovery of 2025 storm-related costs incurred on behalf of third parties, which is offset in OM&A.
Distribution revenues increased by 11.1% compared to the nine months ended September 30, 2025, primarily due to similar factors as noted above, as well as higher energy consumption.
Distribution revenues, net of purchased power,2 increased by 2.5% and 1.9% compared to the three and nine months ended September 30, 2025, respectively, primarily due to the reasons noted above.
2 See section “Non-GAAP Financial Measures”.

3

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
OM&A Costs

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2026	2025	Change	2026	2025	Change
Transmission	130	109	19.3%	398	367	8.4%
Distribution	163	164	(0.6%)	504	508	(0.8%)
Other	32	23	39.1%	83	73	13.7%
	325	296	9.8%	985	948	3.9%
Transmission OM&A Costs
Transmission OM&A costs were 19.3% higher than the quarter ended September 30, 2025, primarily due to:
•higher work program expenditures, including station maintenance and vegetation management work; and
•higher asset write-offs.
Transmission OM&A costs were 8.4% higher than the nine months ended September 30, 2025, primarily due to similar factors to those noted above, as well as higher corporate support costs, partially offset by a one-time reduction to the property tax provision in the second quarter of 2026.
Distribution OM&A Costs
Distribution OM&A costs were 0.6% lower than the quarter ended September 30, 2025, primarily due to:
•net income neutral items including costs related to a storm in the prior year that were recovered from third parties, and OM&A associated with the OEB-approved recovery of cost deferrals in the prior year, both of which are offset in revenue; and
•lower corporate support costs; partially offset by
•higher work program expenditures, including emergency power restoration and lines maintenance work.
Distribution OM&A costs were 0.8% lower than the nine months ended September 30, 2025, primarily due to similar factors noted above.
Other OM&A Costs
Other OM&A costs were 39.1% and 13.7% higher than the three and nine months ended September 30, 2025, respectively, primarily due to higher third party service costs in Acronym.
Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs increased by $29 million for the three months ended September 30, 2026, compared to the same period in 2025, primarily due to higher asset removal costs resulting from a higher volume of storm restoration activities, compared to the same quarter in 2025, and higher spend in station construction projects, as well as higher depreciation expense attributed to the growth in capital assets as the Company continues to place new assets in-service.
Depreciation, amortization and asset removal costs increased by $30 million for the nine months ended September 30, 2026, compared to the same period in 2025, primarily due to higher depreciation expense attributed to the growth in capital assets as the Company continues to place new assets in-service, partially offset by lower asset removal costs mainly resulting from lower volume of storm restoration activities compared to the prior year.
Financing Charges
Financing charges increased by $16 million and $41 million for the three and nine months ended September 30, 2026, respectively, primarily due to an increase in outstanding long-term debt, partially offset by a lower average volume of short-term notes outstanding, and higher capitalized interest.

4

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
Income Tax Expense
Income tax expense for the three months ended September 30, 2026 was in-line with the same period in 2025.
Income tax expense of $170 million for the nine months ended September 30, 2026 compares to $189 million for the same period in 2025. The $19 million year-over-year decrease was primarily due to:
•higher deductible timing differences than the prior year, including additional tax deductions from the re-introduction of accelerated capital cost allowance, that are offset by a corresponding reduction in revenue, and therefore net income neutral; partially offset by
•higher pre-tax earnings.
The Company realized an effective tax rate (ETR) of approximately 12.6% and 12.5% for the three and nine months ended September 30, 2026, respectively, compared to approximately 12.4% and 14.5% in the same periods of 2025. The ETR for the three-month period was comparable to the same period in the prior year, while the 2.0% decrease in the ETR for the nine-month period was primarily attributable to the factors discussed above.
SHARE CAPITAL
The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of Hydro One's Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, the Company’s financial condition and forecast cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends, and other factors that the Board may consider relevant. As at November 9, 2026, Hydro One had 600,097,540 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at November 9, 2026, the Company had no preferred shares issued and outstanding.
The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and the Long-term Incentive Plan (LTIP) were vested and exercised as at November 9, 2026 was 1,240,599.
Common Share Dividends
In 2026, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 16, 2026	March 11, 2026	March 31, 2026	$0.3331	200
May 12, 2026	June 10, 2026	June 30, 2026	$0.3531	212
August 11, 2026	September 9, 2026	September 29, 2026	$0.3531	211
				623
Following the conclusion of the third quarter of 2026, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
November 9, 2026	December 9, 2026	December 31, 2026	$0.3531	$212
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Revenues	2,491	2,302	2,648	2,268	2,299	2,066	2,408	2,095
Purchased power	1,204	1,071	1,424	1,287	1,080	899	1,220	1,060
Revenues, net of purchased power[1]	1,287	1,231	1,224	981	1,219	1,167	1,188	1,035
Net income attributable to common shareholders	413	370	391	233	421	327	358	200

Basic EPS	$0.69	$0.62	$0.65	$0.39	$0.70	$0.54	$0.60	$0.33
Diluted EPS	$0.68	$0.62	$0.65	$0.39	$0.70	$0.54	$0.60	$0.33

Earnings coverage ratio[1]	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.8
1    See section “Non-GAAP Financial Measures”.
Variations in revenues and net income attributable to common shareholders over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.

5

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
CAPITAL INVESTMENTS
Capital investments represent additions to property, plant and equipment and intangible assets, including capitalized interest and overhead costs incurred during construction. Assets placed in-service represent completed capital assets that have been transferred into service and are available for their intended use during the period, and as applicable, included in the Company’s rate-regulated asset base. The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2026	2025	Change	2026	2025	Change
Transmission	246	256	(3.9%)	870	590	47.5%
Distribution	408	318	28.3%	905	987	(8.3%)
Other	4	3	33.3%	11	14	(21.4%)
Total assets placed in-service	658	577	14.0%	1,786	1,591	12.3%
Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $10 million, or 3.9%, for the quarter ended September 30, 2026, compared to the same period in 2025, primarily due to timing of assets placed in-service for station refurbishments and replacements.
Transmission assets placed in-service increased by $280 million, or 47.5%, for the nine months ended September 30, 2026, compared to the same period in 2025, primarily due to:
•timing of assets placed in-service for station refurbishments and replacements; and
•investments placed in-service for high-voltage underground cable replacements; partially offset by
•the in-service of a customer connection project at the South Middle Road Transmission Station in the prior year; and
•investments placed in-service for the Orillia Distribution Warehouse in the prior year.
Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $90 million, or 28.3%, for the quarter ended September 30, 2026, compared to the same period in 2025, primarily due to:
•investments placed in-service for Ontario’s broadband initiative; and
•higher volume of storm-related asset replacements; partially offset by
•timing of investments placed in-service for system capability reinforcement projects; and
•assets placed in-service for the Advanced Metering Infrastructure (AMI) 2.0 system.
Distribution assets placed in-service decreased by $82 million, or 8.3%, for the nine months ended September 30, 2026, compared to the same period in 2025, primarily due to:
•lower volume of storm-related asset replacements;
•timing of investments placed in-service for system capability reinforcement projects;
•investments placed in-service for the Orillia Distribution Warehouse and the Orillia Operation Centre in the prior year;
•lower volume of wood pole replacements; and
•investments placed in-service for the Network Outage Management System; partially offset by
•investments placed in-service for Ontario’s broadband initiative; and
•assets placed in-service for the AMI 2.0 system.

6

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
Capital Investments
The following table presents Hydro One’s capital investments during the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2026	2025	Change	2026	2025	Change
Transmission
Sustaining	230	293	(21.5%)	673	842	(20.1%)
Development	333	187	78.1%	737	557	32.3%
Other	14	39	(64.1%)	45	69	(34.8%)
	577	519	11.2%	1,455	1,468	(0.9%)
Distribution
Sustaining	334	124	169.4%	641	564	13.7%
Development	160	107	49.5%	446	303	47.2%
Other	8	26	(69.2%)	58	82	(29.3%)
	502	257	95.3%	1,145	949	20.7%
Other	5	3	66.7%	11	10	10.0%
Total capital investments	1,084	779	39.2%	2,611	2,427	7.6%
Transmission Capital Investments
Transmission capital investments increased by $58 million, or 11.2%, in the third quarter of 2026 compared to the third quarter of 2025, primarily due to:
•investments in the Northeast Power Line, the North Shore Link, and the Longwood to Lakeshore Transmission Line Projects; and
•higher spend on other major development projects; partially offset by
•lower volume of station refurbishments and equipment replacements;
•investments in the Sault #3 Circuit; and
•lower spend on specified equipment to support long-term projects.
Transmission capital investments decreased by $13 million, or 0.9%, in the nine months ended September 30, 2026, compared to the same period in 2025, primarily due to:
•lower volume of station refurbishments and equipment replacements;
•investments in the Waasigan Transmission Line and the St. Clair Transmission Line Projects;
•investments in the Sault #3 Circuit; and
•lower spend on specified equipment to support long-term projects; partially offset by
•investments in the Northeast Power Line, the North Shore Link, and the Longwood to Lakeshore Transmission Line Projects; and
•higher spend on other major development projects.
Distribution Capital Investments
Distribution capital investments increased by $245 million, or 95.3%, in the third quarter of 2026 compared to the third quarter of 2025, primarily due to:
•investments in Ontario’s broadband initiative;
•investments in the AMI 2.0 system; and
•higher spend on storm-related asset replacements in the quarter; partially offset by
•lower spend on specified equipment to support long-term projects.
Distribution capital investments increased by $196 million, or 20.7%, in the nine months ended September 30, 2026, compared to the same period in 2025, primarily due to similar factors noted above, partially offset by lower spend on storm-related asset replacements during the first half of the year.

7

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
Major Transmission Capital Investment Projects
The following tables summarize the status of significant transmission projects as at September 30, 2026:
Development Projects

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost[1]	Capital Cost To Date
			(year)	(millions of dollars)

Waasigan Transmission Line[2]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line and station expansion	2027	1,140	731
St. Clair Transmission Line	Southwestern Ontario	New transmission line and station expansion	2027	435	314
Centennial Transmission Station[3]	Southwestern Ontario	New transmission station and connection; and new transmission line	2027	403	270
Holt Transmission Station	Bowmanville Central Ontario	New transmission station and connection	2027	137	59
Keith Intertie Upgrade	Windsor Southwestern Ontario	Transmission station upgrade	2028	109	13
Northeast Power Line	Northeastern Ontario	New transmission line and station expansion	2029	1,855	86
North Shore Link	Northeastern Ontario	New transmission line and station expansion	2029	1,362	70
Durham Kawartha Power Line	Eastern Ontario	New transmission line and station expansion	2029	433	57
Welland Thorold Power Line	Niagara Southern Ontario	New transmission line and station expansion	2029	311	69
Orléans Area Reinforcement	Ottawa Eastern Ontario	Transmission line upgrade	2029	101	13
Longwood to Lakeshore Transmission Line[4]	Southwestern Ontario	New transmission line and station expansion	2030	1,166	108
Wawa Timmins Power Line[5]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	24
Sudbury Barrie Transmission Line[6]	Northern-Central Ontario	New transmission line and station expansion	TBD	TBD	9
Windsor Lakeshore Transmission Line[7]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	8
Greenstone Transmission Line	Northwestern Ontario	New transmission line and station expansion	TBD	TBD	4
Bowmanville to East Greater Toronto Area Power Line[8]	Southern Ontario	New transmission line and station expansion	TBD	TBD	3
Waterloo Wellington Power Line[9]	Southwestern Ontario	New transmission line and new transmission station	TBD	TBD	2
Red Lake Transmission Line[10]	Northwestern Ontario	New transmission line and station expansion	TBD	TBD	2
1 Estimated costs are presented gross of any potential contribution from external parties.
2 The Waasigan Transmission Line Project includes construction of new transmission lines as well as station enhancements to support energization of the new lines. The estimated cost relates to the development and construction phases of the project and the anticipated in-service date reflects anticipated completion in 2027. The first phase of the project is anticipated to be in-serviced in 2026.
3 This Project consists of two phases, which includes the construction of a transmission station and a transmission line to meet the needs of, and is anticipated to be largely funded by, an industrial customer. Phase 1 of the Centennial Transmission Station Project includes a new transmission station in St. Thomas and an approximately 2 km, 230 kV double-circuit transmission line between the new transmission station and an existing transmission station in the city. Phase 1 of the project is anticipated to be in service by the end of 2026. The second phase, an approximately 20 km, 230 kV double-circuit transmission line from London to St. Thomas, is anticipated to be in service by the end of 2027.
4 On August 20, 2026, the IESO released the South and Central Bulk Plan Report (Report). The Report did not identify a need for the second Longwood to Lakeshore Transmission Line. Please see section "Other Developments - Supporting Critical Transmission Infrastructure in Southwestern Ontario" for further information.
5 The capital cost to date relates to costs incurred in the development phase of the project. The scope and timing of the Wawa Timmins Power Line is currently under review. The Independent Electricity System Operator (IESO) has recommended a target in-service date of 2030 for the Wawa Timmins Power Line.
6 Pertains to the First Sudbury Barrie Transmission Line. The scope and timing of the line is currently under review. The IESO has recommended a target in-service date by 2032.
7 The capital cost to date relates to costs incurred in the development phase of the project. The scope and timing of the Windsor Lakeshore Transmission Line is currently under review. The IESO has recommended a target in-service date by 2032 for the Windsor Lakeshore Transmission Line.
8 The Bowmanville to East Greater Toronto Area Power Line was previously referred to as the Bowmanville to Parkway Transmission Line.
9 The IESO has recommended a target in-service date of 2031 for the Waterloo Wellington Power Line and the Wellington Transmission Station in the Township of Puslinch. The Waterloo Wellington Power Line was previously referred to as the Wellington to Preston Transmission Line.
10 The project comprises a double-circuit 230 kV transmission line that runs from Dryden Transformer Station to Ear Falls, continuing to Red Lake Switching Station, with associated station work at Dryden Transformer Station and Ear Falls Transformer Station.

8

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
Sustainment Projects

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost[1]	Capital Cost To Date
			(year)	(millions of dollars)
Esplanade x Terauley Underground Cable Replacement	Toronto Southern Ontario	Line sustainment	2026	117	103
Bridgman Transmission Station Refurbishment	Toronto Southern Ontario	Station sustainment	2026	108	98
Bruce A Transmission Station Switchyard Replacement	Tiverton Southwestern Ontario	Station sustainment	2027	555	472
Otto Holden Transmission Station Refurbishment	Mattawa Northeast Ontario	Station sustainment	2028	128	93
Merivale Transmission Station Replacement and Upgrades[2]	Ottawa Eastern Ontario	Station sustainment and upgrade	2029	271	229
Synchronous Optical Network Telecommunication Replacement	Ontario	Telecommunication sustainment	2029	137	26
Essa Transmission Station Circuit Breaker Replacement	Barrie Central Ontario	Station sustainment	2030	116	23
1 Estimated costs are presented gross of any potential contribution from external parties.
2 The coordinated project includes both an asset replacement and station expansion. The anticipated in-service dates are between 2026 to 2029.
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework. The Company includes projects when there is a high degree of confidence that the project will go forward and when there is a thorough estimate of the expected expenditures.
On August 28, 2025, the Company submitted a Z-Factor application which sought recovery of the incremental revenue requirement associated with $223 million of storm-related costs, including capital and asset removal costs, incurred for a severe storm that began on March 28, 2025. On April 7, 2026, the OEB issued its Decision and Order for the Z-Factor application, denying the recovery of $69 million in incremental revenue requirement.
The Company had updated its plan in the first quarter, for required Broadband investments, consistent with the detailed construction schedule submitted to the Province.
The 2026 and 2027 capital estimates were also updated during the second quarter of 2026 to reflect the estimated costs of the Northeast Power Line and the Longwood to Lakeshore Transmission line projects filed with the OEB on May 19, 2026 through leave-to-construct applications, as well as the Durham Kawartha Power Line project filed with the OEB on June 12, 2026 through a leave-to-construct application (see section “Other Developments” for further details).
The 2026 and 2027 capital estimates have been updated during the three months ended September 30, 2026 to reflect the estimated costs included in the rate application regarding the Waasigan Transmission Line Project for the first phase of the Project (see section “Regulation” for further details). The update also reflects the estimated costs of the North Shore Link project filed with the OEB on September 11, 2026 through a leave-to-construct application (see section “Other Developments” for further details).
Capital investment estimates have been provided for the years 2028 to 2032 following the filing of the proposed transmission and distribution investment plan which forms part of Hydro One Networks’ 2028 to 2032 Joint Rate Application (JRAP28), as well as that of HOSSM submitted in the same application (see section “Regulation” for further details). As part of the extended forecast horizon, the disclosure now also includes estimated capital expenditures, including development costs, for projects for which a leave-to-construct application has not yet been filed with the OEB. Once filed, the outlook will be updated to reflect refined project details and cost estimates. The projections and the timing of the transmission and distribution expenditures are subject to approval by the OEB.
The following tables summarize Hydro One’s annual projected capital investments for 2026 and 2032 by business segment and by category:

By business segment: (millions of dollars)	2026	2027	2028	2029	2030	2031	2032
Transmission[1]	2,506	4,325	5,184	5,691	6,499	6,093	5,023
Distribution	1,405	1,598	1,978	1,967	2,339	2,502	2,274
Other	40	32	28	18	24	31	24
Total capital investments	3,951	5,955	7,190	7,676	8,862	8,626	7,321

9

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025

By category: (millions of dollars)	2026	2027	2028	2029	2030	2031	2032
Sustainment	1,506	1,266	1,673	2,033	2,576	3,016	2,832
Development[1]	2,279	4,543	5,014	5,230	5,841	5,214	4,137
Other[2]	166	146	503	413	445	396	352
Total capital investments	3,951	5,955	7,190	7,676	8,862	8,626	7,321
1 Figures also include investments in certain development projects of Hydro One Networks not included in the investment plan filed with the OEB in JRAP28.
2 “Other” capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2026	2025	2026	2025
Net cash from operating activities	892	713	1,972	1,828
Net cash (used in) from financing activities	(539)	458	(70)	495
Net cash used in investing activities	(837)	(830)	(2,292)	(2,627)
Net change in cash and cash equivalents	(484)	341	(390)	(304)
Net cash from operating activities
Net cash from operating activities increased by $179 million for the three months ended September 30, 2026, compared to the same period in 2025. The increase was mainly attributable to:
•changes in net working capital primarily attributable to higher accrued liabilities, and higher cost of power payable to the IESO driven by higher purchased volumes and commodity rate charges, partially offset by timing differences in the settlement of receivables; partially offset by
•lower pre-tax earnings; and
•changes in regulatory account balances.
Net cash from operating activities increased by $144 million for the nine months ended September 30, 2026, compared to the same period in 2025. The increase was mainly attributable to higher pre-tax earnings.
Net cash (used in) from financing activities
Net cash from financing activities decreased by $997 million and $565 million for the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025. This was impacted by various factors, including the following:
Uses of cash
•the Company repaid $425 million and $925 million of long-term debt in the three and nine month periods ended September 30, 2026, respectively, compared to $nil and $750 million paid in the same periods last year.
•the Company repaid $300 million and $2,025 million of short-term notes in the three and nine month periods ended September 30, 2026, respectively, compared to $2,335 million and $4,300 million repaid in the same periods last year.
•common share dividends paid in the three and nine month periods ended September 30, 2026 were $211 million and $623 million, respectively, compared to dividends of $200 million and $588 million paid in the same periods last year.
Sources of cash
•the Company received proceeds of $400 million and $2,125 million from the issuance of short-term notes in the three and nine month periods ended September 30, 2026, respectively, compared to $1,895 million and $5,035 million received in the same periods last year.
•the Company issued $nil and $1,373 million of long-term debt in the three and nine months ended September 30, 2026, compared to $1,099 million issued in the same periods last year.
Net cash used in investing activities
Net cash used in investing activities increased by $7 million and decreased by $335 million for the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025. The increase in the third quarter was primarily due to higher additions to future use assets, partially offset by lower capital expenditures. The year-to-date decrease was primarily due to the investment in EWT LP in the prior year (see section “Other Developments - EWT LP”), and lower capital expenditures, partially offset by higher additions to future use assets.

10

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,3 Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
As at September 30, 2026, Hydro One Inc. had $199 million in commercial paper borrowings outstanding, compared to $100 million outstanding at December 31, 2025. The Company also has committed, unsecured, and revolving credit facilities (Operating Credit Facilities) with a total available balance of $3,900 million as at September 30, 2026. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of borrowing based on its performance on certain sustainability performance measures, which are related to Hydro One's sustainability goals. On June 1, 2026, Hydro One Inc. increased the committed amount under the Operating Credit Facilities by $600 million and Hydro One and Hydro One Inc. extended the maturity date of the Operating Credit Facilities from 2030 to 2031. No amounts were drawn on the Operating Credit Facilities as at September 30, 2026 or December 31, 2025. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO3 are expected to be sufficient to fund the Company’s operating requirements.
In March 2026, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which expires in April 2029. As at September 30, 2026, the Company had long-term debt outstanding in the principal amount of $19,543 million, which included $425 million of long-term debt issued by Hydro One and $19,118 million of long-term debt issued by Hydro One Inc. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium-Term Note (MTN) Program. The Company's total long-term debt consists of notes and debentures that mature between 2027 and 2064, and as at September 30, 2026 had a weighted-average term to maturity of approximately 13.0 years (December 31, 2025 - 13.7 years) and a weighted-average coupon rate of 4.2% (December 31, 2025 - 4.2%).
On August 18, 2025, Hydro One Inc. filed a short form base shelf prospectus (HOI U.S. Debt Shelf Prospectus) with securities regulatory authorities in Ontario and the U.S. The HOI U.S. Debt Shelf Prospectus allows Hydro One Inc. to offer, from time to time in one or more public offerings, U.S. debt securities, during the 25-month period ending on September 18, 2027. During the three and nine months ended September 30, 2026, US$nil and US$1,000 million senior notes were issued under the HOI U.S. Debt Shelf Prospectus (2025 - US$nil in the same periods last year). No U.S. dollar-denominated long-term debt was repaid during the same periods in 2026 and 2025. To mitigate the foreign currency risk due to exchange rate fluctuations between the U.S. dollar and the Canadian dollar, the Company entered into a series of cross-currency swap agreements, to convert U.S. dollar-denominated principal and interest cash flows into fixed Canadian dollar-denominated cash flows.
On August 14, 2026, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, debt, equity or other securities, or any combination thereof, during the 37-month period ending in September 2029. As at September 30, 2026, no securities have been issued under the Universal Base Shelf Prospectus.
On November 29, 2024, Hydro One Holdings Limited (HOHL) filed a short form base shelf prospectus (HOHL U.S. Debt Shelf Prospectus) with securities regulatory authorities in Ontario and the U.S., that expires in December 2026. The HOHL U.S. Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, debt securities, unconditionally guaranteed by Hydro One. As at September 30, 2026, no securities have been issued under the HOHL U.S. Debt Shelf Prospectus. A new HOHL U.S. Debt Shelf Prospectus is expected to be filed in the fourth quarter of 2026.
Compliance
As at September 30, 2026, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
3 See section “Non-GAAP Financial Measures”.

11

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at September 30, 2026 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	19,543	—	1,725	3,623	14,195
Long-term debt - interest payments	11,111	829	1,592	1,458	7,232
Short-term notes payable	199	199	—	—	—
Pension contributions[1]	542	77	162	181	122
Outsourcing and other agreements	109	51	40	2	16
Environmental and asset retirement obligations	100	12	4	4	80
Lease obligations	73	14	20	10	29
Total contractual obligations	31,677	1,182	3,543	5,278	21,674

Other commercial commitments (by year of expiry)
Operating Credit Facilities	3,900	—	—	3,900	—
Letters of credit[2]	177	177	—	—	—
Guarantees[3]	535	535	—	—	—
Total other commercial commitments	4,612	712	—	3,900	—
1 Contributions to the Hydro One Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2025 and filed on September 21, 2026.
2 Letters of credit consist of $166 million letters of credit related to retirement compensation arrangements, a $3 million letter of credit provided to the IESO for prudential support, and $8 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as $60 million of guarantees provided by Hydro One to ONroute relating to OCN LP.
REGULATION
Electricity Rates - Joint Rate Application
On October 7, 2026, Hydro One Networks filed a joint rate application for distribution rates and transmission revenue requirement under Custom Incentive Rate-setting frameworks (Custom IR Frameworks) for the five-year period from January 1, 2028 to December 31, 2032. The JRAP28 includes a proposed investment plan supporting Hydro One Networks’ transmission and distribution revenue requirements.
The application also seeks approval of HOSSM’s transmission revenue requirement for the same period under a Custom IR Framework, supported by a proposed investment plan, as well as approval of HOSSM’s transmission revenue requirement for 2027 on a final basis. The following tables summarize the key elements of JRAP28 filed with the OEB:

	Hydro One Networks - Transmission		Hydro One Networks - Distribution
Year	Rate Base (Forecast)	Revenue Requirement[1]	Rate Base (Forecast)	Revenue Requirement[1]
2028	$19,199 million	$2,727 million	$14,435 million	$2,695 million
2029	$20,661 million	$2,931 million	$15,795 million	$2,998 million
2030	$22,268 million	$3,185 million	$17,136 million	$3,245 million
2031	$24,205 million	$3,365 million	$18,958 million	$3,402 million
2032	$28,470 million	$3,650 million	$20,712 million	$3,541 million
1 Revenue requirement for 2028 to 2032 represents filing estimates utilizing the OEB’s 2026 Allowed Return on Equity (ROE) of 9.11%. The ROE is based on the Cost of Capital Parameters released by the OEB on October 31, 2025.The ROE is expected to be updated for 2028 based on the Cost of Capital Parameters in place at that time.

HOSSM
Year	Rate Base (Forecast)	Revenue Requirement[1]
2027	$346 million	$46 million
2028	$376 million	$50 million
2029	$425 million	$52 million
2030	$456 million	$59 million
2031	$463 million	$59 million
2032	$475 million	$62 million
1 Revenue requirement for 2028 to 2032 represents filing estimates utilizing the OEB’s 2026 Allowed ROE of 9.19%. The ROE is based on the Cost of Capital Parameters released by the OEB on October 31, 2025. The ROE is expected to be updated for 2028 based on the Cost of Capital Parameters in place at that time.

12

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
Ontario Integrated Energy Plan
On June 12, 2025, the Ontario government released its first integrated energy plan (IEP), Energy for Generations, which aims to leverage electricity, natural gas, hydrogen, storage and other energy sources to provide Ontario with affordable, secure, reliable and clean energy to power growth and jobs across the province. The IEP establishes a planning horizon out to 2050, including the acceleration of the development of transmission infrastructure and the modernization of the distribution grid. As part of the IEP, the government announced the advancement of several transmission projects, including those aimed to enhance transmission capacity between Northern and Southern Ontario, east of Toronto, in Southwestern Ontario and in Northern Ontario.
The IEP also addressed the need for additional transmission capacity in the Red Lake Area in Northwestern Ontario. In August 2025, the IESO released the Northwest Region Integrated Regional Resource Plan Addendum (Addendum). The Addendum recommends the urgent development of the Red Lake Transmission Line, a double-circuit 230 kV transmission line that will run from Dryden Transformer Station to Ear Falls Transformer Station, and another double-circuit 230 kV transmission line that will run from Ear Falls Transformer Station to Red Lake Switching Station, along with associated station facilities, to meet growing capacity needs after 2028. The project is expected to be in service by the early 2030s. On October 29, 2025, the Ministry of Energy and Mines (Ministry) announced a proposal to bring forward an Order in Council (to be recommended by the Minister) to declare the projects as priority and a companion directive, that would, if approved, direct the OEB to amend Hydro One Networks’ transmitter licence to require it to undertake development work and seek all necessary approvals to construct the projects. The consultation period for the proposal closed on December 13, 2025.
On April 23, 2026 the Minister notified the OEB that the two lines were declared priority projects, and issued a directive to the OEB to amend Hydro One Networks’ transmission licence, to require it to develop and seek approvals for the projects. On April 28, 2026, further to the Minister’s Directive, the OEB amended Hydro One Networks’ electricity transmission licence to allow it to develop and seek approvals for the projects in accordance with the recommendations of the IESO.
IESO’s Transmitter Selection Framework
On July 31, 2025, the IESO announced the launch of the Transmitter Selection Framework (TSF) Registry. Registration enables transmitters to participate in future competitive IESO transmission procurements. Hydro One submitted an application to be included in the TSF Registry. On May 20, 2026, Hydro One was approved as a TSF Registrant by the IESO.
Next Generation Rate Framework Consultation
On January 8, 2026, the OEB announced a new policy consultation to develop an updated rate-setting framework for electricity distributors. The consultation will bring together existing OEB consultations under a new comprehensive policy consultation known as the Next Generation Rate Framework (Framework) consultation. The OEB plans to build on the Renewed Regulatory Framework that was established in 2012, given the significant changes in the energy and policy landscape. The OEB consulted on the scope of the review in January and February 2026, including reviewing all aspects of its current ratemaking policies to ensure that they continue to facilitate the cost-effective and efficient implementation of the government's policy objectives.
Building Broadband Faster Act, 2021
A regulation regarding electricity infrastructure and designated broadband projects under the Ontario Energy Board Act, 1998 (OEBA) (O.Reg. 410/22) came into force on April 21, 2022, and on March 28, 2023, the Province amended the OEBA (O.Reg. 410/22) with respect to performance timelines associated with designated broadband projects.
On October 31, 2024, the Ministry of Infrastructure (MOI) announced that it had developed a program to deliver up to $400 million in subsidies to internet service providers (ISPs) for work associated with designated broadband projects. The program is intended to enable ISPs to successfully and safely attach their material and equipment to the Company’s poles to bring connectivity to rural communities as part of a designated broadband project. A portion of the subsidies will be used to reimburse Hydro One Networks on behalf of ISPs for their share of enablement costs incurred to facilitate the program to date (see section “Related Party Transactions”). On April 27, 2026, the Ministry increased the maximum subsidies to $482 million.
Waasigan Transmission LP
On July 3, 2026, Hydro One Networks, on behalf of Waasigan Transmission LP (WTLP), submitted WTLP’s 2027 Transmission Revenue Requirement Application, seeking revenue requirement of $41.8 million related to 2027, and $5.4 million for the period of 2026 when the Waasigan Transmission Line (phase 1) assets will be placed in-service. On October 29, 2026, a settlement proposal was filed with the OEB and is currently awaiting OEB approval. (See Section “Other Developments - Supporting Critical Transmission Infrastructure in Northwestern Ontario” for further information.)

13

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
OTHER DEVELOPMENTS
EWT LP
On March 4, 2025, Hydro One Networks completed the acquisition of an approximate 48% interest in the EWT LP for approximately $261 million in cash, including closing adjustments. The partnership owns the East-West Tie Line, a 450-kilometre, 230-kV double-circuit transmission line spanning between Wawa and Thunder Bay, along the north shore of Lake Superior. In February 2026, Bamkushwada Limited Partnership, a group of First Nation Partners, exercised its right to acquire additional interest in EWT LP. Following the transaction, Hydro One’s ownership in EWT LP was diluted to 40%.
Exemptive Relief
On September 30, 2026, Hydro One was granted exemptive relief by the securities regulators in each province and territory of Canada that allows Hydro One to continue to report its financial results in accordance with U.S. GAAP (the “Exemptive Relief”). The Exemptive Relief will remain in effect until the earliest to occur of the following: (i) if Hydro One ceases to have rate-regulated activities, the first day of Hydro One’s financial year that commences after it ceases to have such rate-regulated activities; and (ii) January 1, 2031, being the first day of Hydro One’s financial year that commences on or following the fourth anniversary of the publication of International Financial Reporting Standards (IFRS) 20, Regulatory Assets and Regulatory Liabilities (IFRS 20) by the International Accounting Standards Board (IASB). IFRS 20 is the final IFRS standard applicable to entities with rate-regulated activities, which was issued by the IASB on May 27, 2026, and is effective for annual reporting periods beginning on or after January 1, 2029, with early application permitted.
Hydro One is also permitted to report its financial results in accordance with U.S. GAAP by virtue of being, and for so long as it remains, an “SEC issuer” (within the meaning of National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards). There can be no assurance that Hydro One will remain an SEC issuer indefinitely.
Supporting Critical Transmission Infrastructure in Southwestern Ontario
On March 31, 2022, the Minister (formerly the Minister of Energy) directed the OEB to amend Hydro One Networks' licence to require it to develop and seek approvals for four priority transmission line projects to meet growing electricity demand in Southwestern Ontario, including the Longwood to Lakeshore Transmission Line and a second Longwood to Lakeshore Transmission Line. On April 7, 2022, further to the Minister’s Directive, the OEB amended Hydro One Networks’ electricity transmission licence to require it to develop and seek approvals for the projects in accordance with the recommendations of the IESO.
On May 19, 2026, Hydro One Networks filed a leave-to-construct application seeking OEB approval for the Longwood to Lakeshore Transmission Line, a single-circuit 500 kV transmission line between the Longwood Transformer Station in the Municipality of Strathroy-Caradoc and the Lakeshore Transformer Station in the Municipality of Lakeshore.
On August 20, 2026, the IESO issued the South and Central Bulk Plan (Plan) that identified near and medium-term reinforcements to ensure that the transmission system across Southern and Central Ontario is equipped to meet emerging challenges and opportunities. The Plan identified a preferred alternative to the Second Longwood to Lakeshore Transmission Line. The new transmission line would run between the Lakeshore Transformer Station and the St. Thomas Transformer Station, with an anticipated in-service beyond 2045. As a result, Hydro One has ceased all further development work on the Second Longwood to Lakeshore Transmission Line.
Supporting Critical Transmission Infrastructure in Northwestern Ontario
On April 16, 2024, the OEB issued its Decision and Order granting Hydro One Networks leave to construct the Waasigan Transmission Line Project, with standard conditions of approval.
On March 20, 2026, WTLP was formed to own and operate the transmission line, and Waasigan Transmission GP Inc. (WTGP) was formed as the General Partner of WTLP. On July 20, 2026, Hydro One Networks, on behalf of WTGP, requested certain approvals from the OEB, including obtaining an electricity transmission licence for WTGP, as a general partner on behalf of WTLP, and approval for Hydro One Networks to sell assets related to the Waasigan Transmission Line Project to WTGP, as a general partner on behalf of WTLP. On August 13, 2026, the OEB approved the application.

14

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
Supporting Critical Transmission Infrastructure in Northeastern and Eastern Ontario
On July 10, 2023, the Ministry announced a proposal to take certain actions to facilitate the timely development of three priority transmission line projects across Northeastern and Eastern Ontario: the North Shore Link, the Northeast Power Line and the Durham Kawartha Power Line. On October 23, 2023, the Minister (formerly the Minister of Energy) directed the OEB to amend Hydro One Networks’ licence to require it to develop and seek approvals for the three projects. On November 14, 2023, further to the Minister’s Directive, the OEB amended Hydro One Networks’ electricity transmission licence to require it to develop and seek approvals for the projects in accordance with the recommendations of the IESO.
On May 19, 2026, Hydro One Networks filed a leave-to-construct application seeking the OEB’s approval for the Northeast Power Line, a single-circuit 500 kV transmission line between Hanmer Transformer Station in the Greater Sudbury Area, and the Mississagi Transformer Station, near Wharncliffe.
On June 12, 2026, Hydro One Networks filed a leave-to-construct application seeking the OEB’s approval for the Durham Kawartha Power Line, a new double-circuit, 230 kV transmission line between Clarington Transformer Station in the Municipality of Clarington, and Dobbin Transformer Station in Peterborough County. On September 11, 2026, Hydro One Networks and HOSSM filed a joint leave-to-construct application seeking the OEB’s approval for the North Shore Link, a new 230 kV transmission line connecting Mississagi Transformer Station near Wharncliffe, to HOSSM-owned Third Line Transformer Station in Sault Ste. Marie. HOSSM will manage all upgrades to the Third Line Transformer Station.
Orléans Area Reinforcement Project
The IESO-led regional planning process for the Greater Ottawa Region identified growing electricity demand in the Orléans area. In 2022, the Greater Ottawa Regional Planning Technical Working Group recommended that additional electricity supply be provided to meet forecast load growth, including a new 230 kV supply from Hawthorne Transformer Station to Orléans Transformer Station. On May 29, 2026, Hydro One Networks Inc. filed a leave-to-construct application seeking the OEB’s approval for the Orléans Area Reinforcement Project consistent with the regional planning recommendations. The Project includes the construction of a new 115 kV transmission line within an existing transmission corridor between Hawthorne Transformer Station and Orléans Transformer Station, located in the Greater Ottawa Area. The project also includes converting an existing 115 kV transmission line between the two stations to a standard 230 kV transmission line. See section "Major Transmission Capital Investment Projects” for additional information.
Collective Agreements
On March 23, 2026, Hydro One and the Canadian Union of Skilled Workers (CUSW) commenced collective bargaining. The prior Hydro One - CUSW collective agreement expired on April 30, 2026. On April 24, 2026, Hydro One and CUSW reached a tentative agreement for a renewal collective agreement. On June 11, 2026, the agreement was ratified by the CUSW-represented employees for a term from May 1, 2026 to April 30, 2030.
Bill C-15, Budget 2025 Implementation Act, No.1
On March 26, 2026, Bill C‑15, An Act to implement certain provisions of the budget tabled in Parliament on November 4, 2025, received Royal Assent.
Impact
Federal budget measures enacted as part of Bill C-15 included time-limited investment incentives permitting Hydro One to claim enhanced capital cost allowance of up to three times the first-year rate for eligible capital investments acquired after 2024 and placed in-service before 2034. The re-introduction of accelerated capital cost allowance temporarily reduces the Company’s ETR and results in the recognition of a tax regulatory liability for the amounts that have not been reflected in OEB‑approved rates.
Estimated ETR Change
The re‑introduction of accelerated capital cost allowance is expected to lower the Company’s ETR to a range of approximately 11% to 15% for the rate period ending 2027.

15

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
Effective February 19, 2026, Debbie (Deb) Hutton was appointed to the Board.
Effective June 9, 2026, Perrin Beatty was elected to the Board.
Directors Helga Reidel and Mitch Panciuk did not stand for re-election at the Annual Meeting of Shareholders on June 9, 2026.
Executive Officers
Effective June 9, 2026, David Lebeter retired from his role as President and Chief Executive Officer (CEO). Effective the same day, Megan Telford was appointed as President and CEO. David Lebeter remained with Hydro One as a Special Advisor until October 10, 2026.
NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of non-GAAP financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow; revenues, net of purchased power, to reflect the impact of revenue on net income; and net debt to reflect a measure of the Company’s financial leverage.
Hydro One also uses financial ratios that are non-GAAP ratios such as the net debt to capitalization ratio and annualized FFO to net debt ratio to reflect a measure of the Company’s financial leverage, and the earnings coverage ratio to reflect a measure of liquidity.
FFO
FFO is defined as net cash from operating activities, adjusted for changes in non-cash balances related to operations and distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of reported GAAP results to non-GAAP results on a consolidated basis.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2026	2025	2026	2025
Net cash from operating activities	892	713	1,972	1,828
Changes in non-cash balances related to operations	(226)	(31)	111	161
Distributions to noncontrolling interest	(3)	(4)	(9)	(11)
FFO	663	678	2,074	1,978
Revenues, Net of Purchased Power
Revenues, net of purchased power, is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power, is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of reported GAAP revenues to non-GAAP revenues, net of purchased power, on a consolidated basis.

Quarter ended (millions of dollars)	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Revenues	2,491	2,302	2,648	2,268	2,299	2,066	2,408	2,095
Less: Purchased power	1,204	1,071	1,424	1,287	1,080	899	1,220	1,060
Revenues, net of purchased power	1,287	1,231	1,224	981	1,219	1,167	1,188	1,035

Quarter ended (millions of dollars)	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Distribution revenues	1,742	1,619	1,970	1,757	1,605	1,434	1,761	1,583
Less: Purchased power	1,204	1,071	1,424	1,287	1,080	899	1,220	1,060
Distribution revenues, net of purchased power	538	548	546	470	525	535	541	523

16

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
Net Debt
The Company uses net debt as an alternative measure of outstanding debt. Management considers net debt as an important measure in assessing the financial leverage of the Company. Net debt is used by management to assess the Company’s overall debt position and financial leverage.
The following table provides a reconciliation of net debt as reported in the Company’s Consolidated Financial Statements.

As at (millions of dollars)	Sep 30, 2026	Dec 31, 2025
Short-term notes payable	199	100
Less: cash and cash equivalents	(159)	(549)
Long-term debt (current portion)	—	925
Long-term debt (long-term portion)	19,508	18,092
Net Debt	19,548	18,568
Net Debt to Capitalization Ratio
The Company believes that the net debt to capitalization ratio is an important non-GAAP ratio as a measure of the Company’s financial leverage. Net debt to capitalization ratio has been calculated as net debt, as described above, divided by net debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the net debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

As at (millions of dollars)	Sep 30, 2026	Dec 31, 2025
Net debt (A)	19,548	18,568

Shareholders' equity (excluding noncontrolling interest)	13,192	12,648
Net debt plus shareholders' equity (B)	32,740	31,216

Net Debt to capitalization ratio (A/B)	59.7%	59.5%
Annualized FFO to Net Debt
Management believes that the annualized FFO to net debt ratio is helpful as a measure of the Company’s financial leverage. Annualized FFO to net debt ratio has been calculated as FFO (see section “Non-GAAP Financial Measures - FFO”) on a rolling twelve-month period divided by net debt at the period end date (see section “Non-GAAP Financial Measures – Net Debt”). Management believes the annualized FFO to net debt ratio is helpful as a measure of the company’s ability to pay off its debt using the Company’s net operating income.
The following table provides a reconciliation of reported GAAP results to non-GAAP results on a consolidated basis.

Twelve months and period ended (millions of dollars)	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Annualized FFO (A)	2,726	2,741	2,652	2,630	2,489	2,450	2,356	2,275
Net Debt (B)	19,548	19,385	19,080	18,568	18,346	18,030	17,615	16,963

Annualized FFO to Net Debt (A/B)	13.9%	14.1%	13.9%	14.2%	13.6%	13.6%	13.4%	13.4%

17

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes, financing charges and equity income (loss) attributable to shareholders, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity.

Quarter ended (millions of dollars)	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Net income attributable to common shareholders	413	370	391	233	421	327	358	200
Income tax expense	60	69	41	30	60	61	68	17
Financing charges	188	181	176	175	172	169	163	158
Equity income (loss)	4	4	(11)	3	6	—	—	—
Earnings before income taxes, financing charges and equity income (loss) attributable to common shareholders	657	616	619	435	647	557	589	375

Twelve months ended (millions of dollars)	Sep 30, 2026	Dec 31, 2025
Earnings before income taxes, financing charges and equity income (loss) attributable to common shareholders (A)	2,327	2,228

Quarter ended (millions of dollars)	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Financing charges	188	181	176	175	172	169	163	158
Capitalized interest	34	31	29	29	30	27	24	24
Financing charges and capitalized interest	222	212	205	204	202	196	187	182

Twelve months ended (millions of dollars)	Sep 30, 2026	Dec 31, 2025
Financing charges and capitalized interest (B)	843	789

Earnings coverage ratio = A/B	2.8	2.8
RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.1% ownership as at September 30, 2026. The Ministry and MOI are related parties to Hydro One because they are controlled by the Province. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry. Hydro One also has transactions in the normal course of business with various government ministries and organizations in Ontario that fall under the purview of the Province. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2026 and 2025:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2026	2025	2026	2025
Province	Dividends paid	100	94	294	276
Ministry	Broadband subsidy[1,2]	27	—	54	—
MOI	Broadband subsidy[1,2]	—	9	—	28
IESO	Power purchased	771	638	2,525	2,012
	Revenues for transmission services	726	671	2,045	1,905
	Amounts related to electricity rebates	391	244	1,217	752
	Distribution revenues related to rural rate protection	64	64	191	191
	Distribution revenues related to Wataynikaneyap Power LP	25	34	75	100
	Distribution revenues related to supply of electricity to remote northern communities	13	12	39	37
	Funding received related to Conservation and Demand Management programs	—	—	1	—
OPG	Power purchased	7	4	27	18
	Transmission revenues related to provision of services and supply of electricity	—	—	1	1
	Distribution revenues related to provision of services and supply of electricity	1	2	5	6
	Other revenues related to provision of services and supply of electricity	1	—	2	1
	Capital contribution received from OPG	3	1	10	17
	Costs related to the purchase of services	1	1	1	2
OEFC	Power purchased from power contracts administered by the OEFC	—	1	2	2
OEB	OEB fees	5	4	13	10
1 During 2025, Ministry replaced MOI in making broadband subsidy payments to Hydro One.
2 On October 31, 2024, the MOI announced that it has developed a program to deliver up to $400 million in subsidies to ISPs for work associated with designated broadband projects. Effective April 2026, this was increased by the Ministry to up to $482 million.

18

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2025 MD&A.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2026 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2025-05	July 2025	The amendments allow all entities to use a practical expedient when estimating expected credit losses for current accounts receivable and contract assets under Topic 606, by assuming that current conditions as of the balance sheet date remain unchanged over the asset’s life. Additionally, entities other than public business entities that elect this expedient may adopt an accounting policy to consider post–balance sheet date collection activity in their credit loss estimates.	Annual and interim periods beginning after December 15, 2025.	No impact upon adoption

19

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Anticipated Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Codification. Many of the amendments allow users to more easily compare entities subject to the U.S. Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2024-03	November 2024	The amendments require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods, which are not generally presented in the current financial statements.	Annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027.	Under assessment
ASU 2025-03	May 2025	The amendments require entities to apply the guidance for identifying the accounting acquirer in transactions where a business that qualifies as a Variable Interest Entity is acquired through the exchange of equity interests.	Annual and interim periods beginning after December 15, 2026.	No expected impact upon adoption
ASU 2025-06	September 2025	The amendments modernize accounting for internal-use software by removing outdated development stage references and introducing a capitalization threshold based on management authorization and project completion probability.	Annual and interim periods beginning after December 15, 2027.	Under assessment
ASU 2025-09	November 2025	The amendments expand hedge-accounting eligibility and better align the guidance with common risk‑management practices. Key updates allow grouping forecasted transactions with similar exposure, simplify hedging of choose‑your‑rate variable‑rate debt, and broaden eligibility for hedging nonfinancial components. The guidance modernizes treatment of certain option‑based derivatives and resolves mismatches in dual hedge relationships.	Annual and interim periods beginning after December 15, 2026.	No expected impact upon adoption
ASU 2025-10	December 2025	The amendments establish authoritative GAAP for government grants, setting recognition, measurement, presentation, and disclosure requirements.	Annual and interim periods beginning after December 15, 2028.	Under assessment
ASU 2025-11	December 2025	The amendments clarify interim reporting by establishing a complete list of required GAAP interim disclosures. They introduce a disclosure principle requiring entities to report material events occurring after the annual reporting period. The Update also clarifies types of interim reports and the form and content of interim financial statements. Overall, the changes enhance clarity and consistency without altering existing disclosure requirements.	Interim reporting periods within annual reporting periods beginning after December 15, 2027.	Under assessment
ASU 2025-12	December 2025	The amendments clarify existing guidance, correct errors, and introduce minor improvements to numerous Codification Topics, thereby making the requirements easier for entities to understand and apply.	Annual and interim periods beginning after December 15, 2026.	No expected impact upon adoption
ASU 2026-02	May 2026	The amendments establish authoritative guidance on the accounting and disclosure of environmental credits and environmental credit obligations. The guidance establishes a consistent framework for recognizing, measuring, presenting, and disclosing environmental credits and related compliance obligations arising from regulatory compliance programs. Overall, the changes improve comparability, transparency, and consistency in financial reporting.	Annual and interim periods beginning after December 15, 2027.	Under assessment

20

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
HYDRO ONE HOLDINGS LIMITED - CONSOLIDATING SUMMARY FINANCIAL INFORMATION
Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary HOHL issuable under the short form base shelf prospectus dated November 29, 2024. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information as at September 30, 2026 and December 31, 2025 and for the three and nine months ended September 30, 2026 and September 30, 2025 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis; (iv) consolidating adjustments; and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with U.S. GAAP, as issued by the FASB.

Three months ended September 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Revenue	212	200	—	—	2,757	2,576	(478)	(477)	2,491	2,299
Net Income (Loss) Attributable to Common Shareholders	218	208	—	—	645	648	(450)	(435)	413	421

Nine months ended September 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Revenue	625	594	—	—	8,230	7,578	(1,414)	(1,399)	7,441	6,773
Net Income (Loss) Attributable to Common Shareholders	648	617	—	—	1,863	1,789	(1,337)	(1,300)	1,174	1,106

As at September 30, 2026 and December 31, 2025 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	Sep. 2026	Dec. 2025	Sep. 2026	Dec. 2025	Sep. 2026	Dec. 2025	Sep. 2026	Dec. 2025	Sep. 2026	Dec. 2025
Current Assets	953	940	—	—	2,903	4,172	(1,977)	(2,938)	1,879	2,174
Non-Current Assets	3,319	3,295	—	—	63,181	59,529	(26,750)	(25,327)	39,750	37,497
Current Liabilities	1,082	1,075	—	—	3,602	5,420	(1,975)	(2,905)	2,709	3,590
Non-Current Liabilities	425	425	—	—	44,134	40,475	(18,955)	(17,565)	25,604	23,335
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Forward-looking information in this document is based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s corporate strategy; the Company’s transmission and distribution rate and revenue requirement applications including the JRAP28, expected ROE update, and its proposed investment plan, resulting and related decisions as well as resulting rates, recovery and expected impacts and timing; the Province’s subsidy program, including the expected use of subsidies to reimburse Hydro One Networks for enablement costs; the IESO’s TSF and future competitive transmission procurements; expectations about the Company’s liquidity and capital resources and operational requirements; sustainability goals; the Operating Credit Facilities; expectations regarding the Company’s financing activities, including the Company’s expectation that a new HOHL U.S. Debt Shelf Prospectus will be filed in the fourth quarter of 2026; expectations that the re-introduction of an accelerated capital cost allowance will lower the Company’s ETR to 11% to 15% during the current rate period (to 2027); the Company’s maturing debt; expectations and impact of the Company’s credit ratings; the Company’s ongoing and planned projects (including construction of transmission stations and lines) and expected capital investments and plans, including expected scope, approvals, results, costs, funding sources (including anticipated funding from customers) and in-service and completion dates; cross-currency swap agreements; off-balance sheet arrangements; contractual obligations and other commercial commitments; future pension plan contributions, including estimates of total Company pension contributions; the expected advancement and construction of various transmission

21

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025 stations and transmission lines in connection with the Province’s integrated energy plan and the target in-service dates; collective agreements and bargaining; dividends; non-GAAP financial measures; internal controls over financial reporting and disclosure; the MTN Program; the Exemptive Relief and the Company’s ability to continue to report its financial results in accordance with U.S. GAAP; and accounting-related guidance and expected impacts. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “would,” “believe,” “seek,” “estimate,” “goal,” “aim,” “target,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs;
•risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands, that the Company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•risks associated with information system security and maintaining complex information technology and OT system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate information technology and OT systems;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures, the risk of a downgrade in the Company’s credit ratings or risks associated with investor interest in ESG performance and reporting;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

22

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2026 and 2025
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions relating to Hydro One and the electricity industry;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•risks relating to an outbreak of infectious disease;
•the inability to continue to prepare financial statements using U.S. GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.com, the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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